China Cord Blood Corporation

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

October 7, 2016

John Reynolds
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	China Cord Blood Corporation
Registration Statement on Form F-3
File No. 333-213730

Dear Mr. Reynolds:

The Company hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 5:00pm on October 11, 2016 or as soon thereafter as practicable, pursuant to Rule 461 under the Securities Act of 1933, as amended.

Very truly yours,

China Cord Blood Corporation

By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer